SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 14D-9
                                  (RULE 14d-4)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              --------------------

                            CNL INCOME FUND IX, LTD.
                           (Name of Subject Companies)

                            CNL INCOME FUND IX, LTD.
                      (Name of Person(s) Filing Statement)

                              --------------------

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                    125928846
                      (CUSIP Number of Class of Securities)

                              --------------------

                              James M. Seneff, Jr.
                                Robert A. Bourne
                             CNL Realty Corporation
                             450 South Orange Avenue
                             Orlando, Florida 32801
                                 (407) 650-1000

                                    Copy to:
                              Judith D. Fryer, Esq.
                             Greenberg Traurig, LLP
                                MetLife Building
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
 _
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

         This Amendment No. 1 (the "Amendment No. 1") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on September 14, 2001 (the "Statement"), by CNL Income Fund IX, Ltd., a Florida limited partnership (the "Partnership"), relating to a tender offer by Madison Liquidity Investors 112, LLC, a Delaware limited liability company (the "Purchaser"), and Madison Capital Management, LLC, Bryan E. Gordon and Ronald M. Dickerman, as co-bidders, disclosed in a Tender Offer Statement on Schedule TO, dated August 31, 2001 (the "Schedule TO"), as amended by Amendment No. 1 to Schedule TO dated October 11, 2001 ("Amendment No. 1 to Schedule TO"), to purchase up to 262,500 of the outstanding units of limited partnership interests of the Partnership (the "Units"), at a purchase price of $5.10 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001, as amended by the Supplement to Offer to Purchase dated October 11, 2001 (the "Supplement") filed as part of Amendment No. 1 to Schedule TO, pursuant to which, among other things, the Purchaser and the co-bidders extended their tender offer until 5:00 p.m., New York time, on Friday, November 2, 2001. This Amendment No. 1 is being filed on behalf of the Partnership. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

         Except as otherwise set forth below, the information in the Statement filed by the Partnership with the Commission on September 14, 2001 is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 1; provided, however, that all references in the Statement to the:
(i) Offer to Purchase shall be deemed to include the Supplement; and (ii) Schedule TO shall be deemed to include Amendment No. 1 to Schedule TO. This Amendment No. 1 should be read together with the Statement.

         Item 4.  The Solicitation or Recommendation.

         (a) Solicitation or Recommendation. This Statement relates to the recommendation of the Partnership with respect to the Offer to Purchase, as amended by the Supplement. The Partnership is advising holders of the Units to reject the Offer to Purchase, because the Partnership continues to view the offer price as inadequate, as discussed below:

         (b) Reasons. The information set forth in the: (i) September 14, 2001 letter to Limited Partners (Exhibit A to the Statement); and (ii) October 18,2001 letter to Limited Partners (Exhibit (a)(1) hereto) are incorporated herein by reference.

         (c) Intent to Tender. Neither the Partnership nor the General Partners nor, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partners, intends to tender any Units that are held of record or beneficially by such person to the Purchaser.

Item 9. Exhibits.

         (a) (1) Letter to Limited Partners dated October 18, 2001.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2001


         CNL Income Fund IX, Ltd.
         ---------------------------------------------------------
         (Registrant)



         By:      /s/ James M. Seneff, Jr.
                  ------------------------------------------------
                  CNL Realty Corporation
                  General Partner



         By:      /s/ James M. Seneff, Jr.
                  ------------------------------------------------
                  James M. Seneff, Jr.
                  General Partner



         By:      /s/ Robert A. Bourne
                  ------------------------------------------------
                  Robert A. Bourne
                  General Partner

                                 EXHIBIT (a)(1)

                           LETTER TO LIMITED PARTNERS


October 18, 2001

RE:  CNL Income Fund IX, Ltd.

Dear Limited Partners:

Recently, we notified you that Madison Liquidity Investors 112, LLC was attempting to purchase units in CNL Income Fund IX, Ltd. at below market prices. They have extended their offering period through November 2, 2001, hoping to obtain some units in the Partnership. To date, CNL does not know of any Limited Partners who have accepted their offer and Madison failed to disclose the number of units, if any, which Limited Partners tendered during the initial offering, despite the fact that they were required to do so by law.

For the reasons we previously discussed with you and for those noted in this letter, we continue to recommend that you reject their offer and do not tender your units. To reject their offer, simply do not respond to their offer.

If you responded to their offer in error, or if you wish to withdraw your units, you can send Madison a letter stating your desire to withdraw your acceptance of their offer. Madison must receive this letter by 5:00 PM, New York time, on November 2, 2001. Please address your letter to Madison Liquidity Investors 112, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, Colorado 80111,
(800) 269-7313. Be sure your letter is signed with a Medallion Signature Guarantee that may be obtained at your bank.

We recently mailed to you your distribution for the third quarter. If you accept Madison's offer and tender your units, you will be required to give this distribution to Madison. In effect, the $5.10 per unit purchase price of the original $10.00 unit will be reduced to $4.88 per unit and an additional $50 transfer fee also will be deducted from the sales proceeds.

During the past few weeks, we have received a number of calls from investors who find this offer unacceptable. We agree. Madison implies that your Partnership is under-performing. We disagree. In contrast to the fluctuations in the stock market, your real estate investment continues to perform well. Your Partnership is an income-producing investment with an annualized distribution rate of 9 percent. Madison wants to take that away from you. We encourage you to reject their offer.

We appreciate the opportunity to be the steward of your investment. If you have any questions regarding the Madison offer, please call CNL Investor Relations toll free at (866) 650-0650.

Sincerely,



/s/ James M. Seneff, Jr.                  /s/ Robert A. Bourne
---------------------------------         -------------------------------------
James M. Seneff, Jr.                      Robert A. Bourne
General Partner                           General Partner